Exhibit 21.1
Subsidiaries

1.  Premier Data Systems, Inc., a Delaware corporation ("PDS");

2.  Fugen, Inc., a Delaware corporation, a wholly owned subsidiary of PDS;

3.  PDS GIS/LIS, Inc., a Delaware corporation ("GIS/LIS"), a wholly owned subsidiary of PDS;

4.  Pixxures, Inc., a Delaware corporation ("Pixxures")

5.  LandPixx LLC, a Colorado limited liability company, a wholly owned subsidiary of Pixxures